Angel Oak Funds Trust
One Buckhead Plaza | 3060 Peachtree Road NW, Suite 500 | Atlanta, Georgia 30305

February 29, 2016

VIA EDGAR TRANSMISSION

Mr. Keith Gregory
U.S. Securities and Exchange Commission (“Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Angel Oak Flexible Income Fund (the “Fund”) Preliminary Proxy Statement File No. 811-22980

Dear Mr. Gregory:

Below please find the comments that the Fund received from you on February 19, 2016 with respect to the Preliminary Proxy Statement relating to the Fund, a series of Angel Oak Funds Trust (the “Registrant”).  For your convenience, your comments have been reproduced with responses following each comment. Capitalized terms have the same definitions as in the Preliminary Proxy Statement.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Preliminary Proxy Statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Comment 1.	Please confirm that the Registrant will complete all missing information and bracketed fields.

Response:	The Registrant so confirms.

Comment 2.
In the Q&A, please delete the second sentence of the first paragraph. Note that the Q&A may be included as summary of the Proxy Statement, but must be accurate and present a fair and balanced description of the benefits and drawbacks of any proposals included therein.

Response:	The requested change has been made.

Comment 3.	In the paragraph answering the question “What is this document and why did you send it to me?,” please include the specific language of the proposed policy.

Response:	The requested change has been made.

Comment 4.
In the paragraph answering the question “What is this document and why did you send it to me?,” please consider renaming the defined term “Bank-Related Securities” to avoid the use of the term “securities” as a concentration policy relates to an industry or group of industries, rather than securities.

Response:	The above-referenced sentence has been revised to read as follows:

The Proposal would enable and require Angel Oak Capital Advisors, LLC, the Fund’s investment adviser (the “Adviser”), to “concentrate” (i.e., invest more than 25% of the Fund’s total assets) the Fund’s portfolio investments in the group of industries related to banks and diversified financials (collectively, “Banks”).

Comment 5.
In the paragraph answering the question “How do I vote my shares?,” please disclose how an improperly marked proxy card (e.g., card voted to approve and abstain) signed and dated or submitted unsigned will be voted. Please also disclose the methods by which shareholders may timely vote the proxy at a later date to revoke a prior proxy (e.g., telephone or internet).

Response:	The requested changes have been made.

Comment 6.	In the paragraph answering the question “Who do I call if I have questions?,” please identify the person(s) at the number that shareholders can call with questions about the Proxy Statement.

Response:	The requested change has been made.

Comment 7.	Please revise the actual Proposal to specify the new policy.

Response:	The Proposal has been revised throughout the Proxy Statement to read as follows:

Proposal: To approve an amendment to the Fund’s fundamental investment policy regarding concentration of investments to require the Fund, under normal circumstances, to invest more than 25% of its total assets (measured at the time of purchase) in the group of industries related to banks and diversified financials.

Comment 8.
On the first page of the Proxy Statement, in the paragraph immediately following the Proposal, please consider including disclosure describing the effect of insufficient votes on the Proposal and any adjournments to the meeting (including reconvened meetings).

Response:	The requested change has been made.

Comment 9.
On the second page of the Proxy Statement, please delete the two paragraphs following the recitation of each of the old and proposed concentration policies, as the disclosure should only relate to the proposals to be voted upon. Additionally, please supplementally explain the type or types of asset-backed securities to which (3) refers, including your basis for this exception to the limitation. The staff may have additional comments depending on the Fund’s response.

Response:	The Registrant respectfully declines to delete the above-referenced paragraphs following the recitation of the current and proposed policy. The Registrant believes that the information in those paragraphs is helpful for shareholders to understand how the Fund’s concentration policy is implemented. The Registrant also believes that such disclosures are commonly used by mutual funds in their statements of additional information for the same purpose. To avoid confusion, the two paragraphs have been reformatted to clarify that they are not part of the fundamental policy itself, but rather are supplemental disclosure to help investors understand how the policy is implemented.

The Registrant believes that its policy of treating certain asset-backed securities (“ABS”) that are not classified by commonly used third-party industry classification systems as not relating to any particular industry is in line with guidance from the Commission staff and the practices of other mutual funds. Guide 19 to Form N-1A permitted registrants to define their own industry classifications, provided that the classifications were reasonable and the companies within a single industry had materially similar primary economic characteristics. Although the guidelines have been rescinded, registrants continue to rely on them and the SEC has indicated its continued approval of the Guide 19 instruction that registrants may set their own reasonable industry classifications, provided they are not overly broad within the meaning of Guide 19.1

The commonly accepted understanding of “industry” is an aggregation of companies that produce similar products or services (such as the banking industry or airline industry).  Asset-backed securities, by contrast, are a type of security.  The types of asset-backed securities to which this specific point applies include securities such as collateralized loan obligations (“CLO”) and  collateralized debt obligations (“CDOs”) that are backed by a diverse pool of loans, notes, or other debt instruments, and for which the primary economic characteristics of the borrowers are materially different. For example, a CLO may be backed by a pool of loans issued to businesses in a wide variety of industries unrelated to each other. It is for this reason that various publicly available industry classification schemes, including the SIC Codes and NAICS Codes do not classify asset-backed securities as part of any industry. The Registrant is not aware of any widely recognized industry classification scheme that defines these securities as part of any “industry.” The Registrant notes, if such a security were backed by a pool of loans issued to companies in a single industry or group of industries, the Registrant would treat the security as part of such industry or group of industries.

The Registrant further notes that residential mortgage-backed securities (agency and non-agency) and commercial mortgage-backed securities are treated as being a single industry.

[1]	See Brief for SEC as Amicus Curiae Supporting Plaintiffs at 9, In re Charles Schwab Corp. Securities Litigation, No. C-08-01510 (N.D. Cal. March 25, 2010) (“Although the 1983 guidelines do not apply to registration statements currently filed under Form N-1A [citation omitted], the Commission agrees with the portion of Guide 19 quoted above, upon which the investment company industry continues to rely (as reflected by the parties’ arguments here)”).

Comment 10.
(a)  Please revise the section entitled “Reason For The Fundamental Investment Policy Change” to clarify why the Adviser and Board believe that concentrating in issuers principally engaged in the banking and diversified financial services industries will assist the fund in achieving its investment objective. Please also disclose the types of securities in which the Fund will concentrate, including any negative risk factors that the Fund will be exposed to as a result of such concentration. In addition, please disclose whether the Board considered any such negative factors associated with concentrating in securities in those industries, e.g., CLOs and CDOs, subordinated bank loans, junk bonds, ABS and mortgage-backed securities, and foreign bonds (including those from emerging markets issuers). We also note that certain of these securities may be illiquid and have settlement periods beyond 7 days.

(b)  Please also clarify why the Board and Adviser believe that the future will continue to present attractive opportunities for the securities in which the Fund will concentrate if the Proposal is approved by shareholders.

(c) Please state the fund’s investment objective and clarify why the new policy will help market the Fund to investors.

Response:	The Registrant has revised the above-referenced section to include the following additional disclosure:

In light of recent reforms that provide for higher capital requirements, increased regulatory oversight and scrutiny, and enhanced loan underwriting standards, the Adviser believes that investing in Banks has significantly changed in the post-financial-crisis period. The Adviser believes that the heightened capital requirements and stricter regulatory oversight to which Banks are now subject provide for a very attractive risk/reward profile for the Fund, and that investments in Banks will serve as a primary driver to achieving the Fund’s primary investment objective of current income in the future.
The Fund will gain exposure to Banks through various types of investments, including, but not limited to: unsecured corporate bonds and notes of varying maturities, with both fixed and floating rate coupons; preferred securities; senior and subordinated corporate bonds; medium-term notes; investment grade and non-investment grade bonds; unrated securities; and collateralized debt obligations and collateralized loan obligations that have underlying exposure to Banks. The Fund will remain subject to its policy to limit its investments in illiquid securities to not more than 15 percent of its assets.
The Adviser believes that investors are seeking investments that provide income solutions for their portfolios without adding substantial interest rate and credit risks. The Adviser believes that its unique approach to investments in Banks and its particular experience in this sector of the economy provide an attractive investment opportunity for investors that the Adviser believes could draw new investors to the Fund, thus increasing its size and providing its existing and future shareholders with the potential for economies of scale.
The Registrant notes supplementally that the Fund’s principal investment strategies currently include investing in the types of assets referenced above and that the Fund’s current Prospectus contains disclosure regarding the risks of such investments. The Registrant does not believe that the Fund’s proposed concentration policy, if approved, would lead to additional negative risk factors beyond those disclosed in the Fund’s current Prospectus.

Comment 11.
With respect to the section entitled “Expense of Proxy Solicitation,” please note that next page indicates that AST Fund Solutions may contact shareholders to remind them to vote and advise on voting procedures. If AST is acting in the capacity of a proxy solicitor, please disclose the material terms of their contract anticipated costs and identify persons paying such costs.

Response:	The Registrant notes that AST Fund Solutions is not expected to act as a proxy solicitor.

Comment 12.	Please disclose the EDGAR series and class identifiers related to the Proxy Statement in accordance with Regulation S-T Rule 313.

Response:	The requested change has been made.

Comment 13.
In the the section entitled “Voting Securities and Required Vote,” please consider stating the requirements for submitting a shareholder proposal or, in the alternative, state where such information may be found (e.g., trust documents).

Response:	The requested change has been made.

Comment 14.
In the section entitled “Effect of Abstentions and Broker ‘Non-Votes,’” please delete the sentence beginning with “To prevent this result…” as the trust may not encourage brokers to revoke proxies to achieve the vote needed.

Response:	The requested change has been made.

Comment 15.
In the first paragraph of the section entitled “Security Ownership of Management and Certain Beneficial Owners,” please replace “officers” with “executive officers” and “of the Fund” with “of any class of the Fund.”

Response:	The requested change has been made.

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If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC
As Administrator for the Registrant